May 19, 2014
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Duc Dang

Re: Essex Property Trust, Inc. and Essex Portfolio, L.P.; Registration Statement on Form S-3 (File Nos. 333-195859 and 333-195859-01)

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Essex Property Trust, Inc. (the “Company”) and Essex Portfolio, L.P. (the "Operating Partnership"), as to which the Company is the general partner, each hereby requests the withdrawal of their combined Registration Statement on Form S-3 (File Nos. 333-195859 and 333-195859-01), together with all exhibits thereto (collectively, the “Registration Statement”), that was originally filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2014.

The Company requests this withdrawal because the Registration Statement was submitted using an erroneous EDGAR submission type (S-3 instead of S-3ASR). No securities were offered or sold pursuant to the Registration Statement. On May 12, 2014, the Company and the Operating Partnership refiled the registration statement with submission type, S-3ASR.

We understand that, pursuant to Rule 477(b), this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact our counsel, Stephen Schrader of Baker & McKenzie LLP at 415-576-3028.

Sincerely,

ESSEX PROPERTY TRUST, INC.
By:	/s/ Michael T. Dance
Michael T. Dance
Executive Vice President, Chief Financial Officer

ESSEX PORTFOLIO, L.P.
By:	Essex Property Trust, Inc., its general partner
By:	/s/ Michael T. Dance
Michael T. Dance
Executive Vice President, Chief Financial Officer

cc:	Stephen J. Schrader, Esq.
Baker & McKenzie LLP